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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 NETOPIA, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

 Options Under Netopia, Inc. 1996 Stock Option Plan to Purchase Common Stock,
                           Par Value $.001 Per Share
                         (Title of Class of Securities)

                                  64114K 10 4
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                 ALAN B. LEFKOF
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 NETOPIA, INC.
                            2470 MARINER SQUARE LOOP
                         ALAMEDA, CALIFORNIA 94501-1095
                                 (510) 814-5100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:
                              C. KEVIN KELSO, ESQ.
                               FENWICK & WEST LLP
                               2 PALO ALTO SQUARE
                          PALO ALTO, CALIFORNIA 94306
                                 (650) 494-0600

                           CALCULATION OF FILING FEE
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        Transaction Valuation*                         Amount Of Filing Fee
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                N/A                                             N/A
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  *  No filing fee required for pre-commencement communications

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    Not applicable.
     Form or Registration No.:  Not applicable.
     Filing party:              Not applicable.
     Date filed:                Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]   third party tender offer subject to Rule 14d-1.
     [X]   issuer tender offer subject to Rule 13e-4.
     [_]   going-private transaction subject to Rule 13e-3.
     [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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Netopia, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Netopia will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents. Employees of Netopia who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission web site at www.sec.gov and will be delivered without charge to all employees of Netopia who are option holders. Additional copies of these documents may be obtained without charge by employees of Netopia who are option holders by contacting Janna Berry.

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     [TRANSCRIPT OF EMAIL TO EMPLOYEES ON MAY 1, 2001 FROM ALAN B. LEFKOF]


To:  Netopia Employees

     Today Netopia is announcing an important and exciting opportunity for employees who have Netopia stock options with an exercise price greater than $10.00 per share. The management of Netopia recognizes that our stock option program is a valuable program for our employees. However, with the recent stock market volatility, especially with respect to technology company stocks, many of you hold Netopia stock options with an exercise price that is significantly higher than the current trading price of Netopia's common stock.

     In light of this situation, I am pleased to announce that the board of directors of Netopia has authorized a stock option exchange program. This is a voluntary program that allows Netopia employees who regularly work more than 30 hours per week to cancel their current stock options with an exercise price greater than $10.00 per share in exchange for a new option to be granted by Netopia's board of directors no earlier than six months and one day after the options are cancelled.

     You will be receiving detailed information about this program later this week, including a detailed set of questions and answers about the program. We will discuss the program and answer your questions at open meetings and conference calls.

     We are looking forward to implementing this program and hope that it will appropriately align the incentives of our employees by giving them a real stake in Netopia's long-term success. Thanks and keep up the great work.